Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Banyan Acquisition Corporation on Form S-1 of our report dated April 1, 2021, except for Note 2, Note 5, Note 6 and Note 7, as to which the date is August 6, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Banyan Acquisition Corporation as of March 16, 2021 and for the period from March 10, 2021 (inception) through March 16, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Boston, Massachusetts

August 6, 2021